UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



                                  ANNUAL REPORT



        Pursuant to Section l5 (d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2000



                        Commission File Number 000-24503






                         Whidbey Island Bank 401(k) Plan





                           WASHINGTON BANKING COMPANY

                              450 SW Bayshore Drive

                          Oak Harbor, Washington 98277

                 -----------------------------------------------

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

                         WHIDBEY ISLAND BANK 401(k) PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                         WHIDBEY ISLAND BANK 401(K) PLAN



                                Table of Contents



                                                                            Page

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Benefits                               2

Statements of Changes in Net Assets Available for Benefits                    3

Notes to Financial Statements                                                 4

Schedules

1 Schedule H, line 4i - Schedule of Assets (Held at End of Year)              9

2 Schedule G, Part III - Nonexempt Transactions                              10

Exhibits

23.1 Consent of Independent Accountants

Signatures

                          Independent Auditors' Report



Administrative Committee
Whidbey Island Bank 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(k) Plan (Plan) as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 and schedule of nonexempt transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG, LLP


Seattle, Washington
May 16, 2001

                         WHIDBEY ISLAND BANK 401(k) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999


                                                                 2000             1999
                                                            -------------    -------------
Assets:
   Investments, at fair value:
     Common stock of Sponsor                              $     720,013          728,398
     Money market funds                                          12,656          135,727
     Mutual funds                                                   119        2,264,379
                                                            -------------    -------------
                                                                732,788        3,128,504

   Cash                                                       2,476,919               --
   Sponsor contribution receivable                                  540               --
                                                            -------------    -------------
          Net assets available for benefits               $   3,210,247        3,128,504
                                                            =============    =============

See accompanying notes to financial statements.

                         WHIDBEY ISLAND BANK 401(k) PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2000 and 1999


                                                                                2000                1999
                                                                           -------------       -------------
Additions to net assets available for benefits attributed to:
   Investment income:
     Interest and dividends                                             $      130,052              97,619
     Net appreciation (depreciation) in fair value of investments:
       Mutual funds                                                           (394,513)            329,366
       Common stock                                                              5,377             (12,030)
                                                                           -------------       -------------
                                                                              (259,084)            414,955
                                                                           -------------       -------------
   Contributions:
     Participants                                                              440,151             310,600
     Sponsor                                                                   100,250              80,219
     Rollovers                                                                  11,169              78,473
                                                                           -------------       -------------
                                                                               551,570             469,292
                                                                           -------------       -------------
           Total additions                                                     292,486             884,247
Deductions from net assets attributed to benefits
     paid to participants                                                      210,743              77,124
                                                                           -------------       -------------
Net increase in net assets available for benefits                               81,743             807,123
Net assets available for benefits at beginning of year                       3,128,504           2,321,381
                                                                           -------------       -------------
Net assets available for benefits at end of year                        $    3,210,247           3,128,504
                                                                           =============       =============

See accompanying notes to financial statements.

                         WHIDBEY ISLAND BANK 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2000 and 1999


(1)    Plan Description

       The following description of the Whidbey Island Bank 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


       (a)    General

              The Plan is a defined contribution plan established for employees of Whidbey Island Bank (Sponsor), a wholly owned subsidiary of Washington Banking Company, and the Sponsor's subsidiary, WIB Financial Services, Inc., who are at least 21 years of age, as defined by the Plan document.

              The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


       (b)    Administration

              The Sponsor is the Plan administrator and has appointed certain designated directors of the Sponsor to serve as trustees of the Plan. The assets of the Plan were held by Safeco Mutual Funds (Safeco), except Sponsor common stock which is held by Security Trust Company. In January 2001, the Sponsor changed custodians to Principal Financial Group and all Plan assets, excluding those held by Security Trust Company, were transferred accordingly. In connection with this change, assets to be transferred in January 2001 were held in a non-interest bearing Safeco cash account at December 31, 2000.


       (c)    Contributions and Participants' Accounts

              Accounts are established for each participant and include the participant's contributions (including those rolled over from another qualified plan or trust), employer matching contributions, and any discretionary contributions from the Sponsor and earnings thereon.

              Participants may contribute up to 15% of pretax annual compensation, limited by the Internal Revenue Code to $10,500 and $10,000 in 2000 and 1999, respectively. The Sponsor's matching contribution is 50 cents for each dollar contributed on the first 5% of the participant's eligible compensation. The Sponsor may also make discretionary contributions at the option of the Sponsor's board of directors. There were no Sponsor discretionary contributions in 2000 or 1999. The Sponsor contributions are made in cash and allocated to a participant's account balance in accordance with the participant's contribution elections.

              Employees become eligible to make contributions on the first day of the month coincident with or following hire date and attaining age 21. Employees become eligible to receive matching and profit sharing contributions as of the January 1 or July 1 coincident with or following completion of one year of service and the attainment of age 21.

                                       4                             (continued)

                         WHIDBEY ISLAND BANK 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2000 and 1999


       (d)    Investment Options

              Through 2000, participants had the option of directing their contributions in 1% increments into any one or more of the Plan's investment fund options: Washington Banking Company Common Stock, Safeco International Stock Fund, Janus Worldwide Fund, Safeco Small Company Fund, Safeco Growth Fund, Safeco Northwest Fund, Neuberger & Berman Equity Fund, Janus Fund, Safeco Equity Fund, Scudder Growth & Income Fund, Safeco Income Fund, American Century Group Value Equity Income Fund, Safeco High Yield Bond Fund, Loomis Sayles Bond Fund, and Safeco Money Market Fund. Participants may change their investment options at anytime.

              Beginning in January 2001, as a result of changing Plan custodians, participants may direct their contributions into any one or more of the Plan's investment account options: Washington Banking Company Common Stock, Principal Guaranteed Interest Account, Principal Money Market Account, Principal High Quality
              Intermediate-Term Bond Account, American Century Value Account, Janus Aspen Capital Appreciation Retirement Account, Principal Large Company Blend Account, Putnam Equity Income Account, Putnam High Yield Trust II Account, Principal Total Market Stock Index Account, American Century Small Capital Value Account, Fidelity Advisor Mid-Cap Account, Invesco Small Company Growth Account, Janus Aspen Aggressive Growth Retirement Account, Principal Medium Company Blend Account, and Fidelity Advisor Overseas Account.


       (e)    Vesting

              Participants are immediately vested in their contributions, Sponsor matching contributions and earnings thereon. Vesting of the Sponsor's discretionary contribution and actual earnings thereon is based on years of credited service of participants. The following schedule sets forth the vesting schedule:

                Years of vesting service                 Vested percent
              ----------------------------             ------------------

                      Less than 2                               0%
                      2                                        20
                      3                                        40
                      4                                        60
                      5                                        80
                      6                                       100


              Participants become fully vested at the age of 65, upon the participant's death or upon permanent disability.

              Forfeitures of nonvested Sponsor contributions are allocated to remaining participants and treated as Sponsor non-elective contributions for the Plan year. Forfeited nonvested balances during 2000 and 1999 amounted to approximately $240 and $450, respectively.

                                       5                             (continued)

                         WHIDBEY ISLAND BANK 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2000 and 1999


       (f)    Payment of Plan Benefits

              Participants may elect to have payments of vested benefits paid either in a lump sum or on an installment basis after their retirement or termination date. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship, as defined by the Plan. Distributions are paid in a single lump sum or, if the account balance exceeds $5,000 and at the participant's election, by payment in monthly, quarterly or annual installments over a fixed, reasonable period of time not to exceed the combined life expectancy of the participant and beneficiary.

              Effective January 2001, participants will be eligible to receive loans equal to 50% of their vested account balance up to $50,000.


       (g)    Plan Expenses

              Expenses of the Plan are paid by the Sponsor and, therefore, are not included in the accompanying financial statements of the Plan.


       (h)    Plan Termination

              Although it has not expressed an intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated at some future date, all participants would become fully vested in their account balances.


(2)    Summary of Significant Accounting Policies


       (a)    Basis of Presentation and Accounting

              The Plan financial statements are presented on the accrual basis of accounting.


       (b)    Valuation of Investments

              Investments are stated at fair value based on quoted market prices.

              Net appreciation or depreciation of investments includes both realized and unrealized gains and losses. Purchases and sales of securities are recorded on a trade-date basis.

(c)      Payment of Benefits

              Benefits are recorded when paid.

                                       6                             (continued)

                         WHIDBEY ISLAND BANK 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2000 and 1999


       (d)    Use of Estimates

              The  preparation  of  financial   statements  in  conformity  with
              generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


(3)    Tax Status

       The Internal Revenue Service has determined and informed the Sponsor by a letter dated October 26, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4)    Related Party Transactions

       Certain Plan assets are managed by Safeco and common stock is invested in Washington Banking Company, Parent of the Plan Sponsor. These related transactions qualify as party-in-interest transactions.


(5)    Nonexempt Transactions

       During 2000, the Company failed to remit matching contributions for three employees over the period from March 31, 2000 through June 30, 2000. As a result, the participants' accounts will be credited with $540 of matching contributions and interest which has been included in Plan assets at December 31, 2000.


(6)    Investments

       Individual investments that represent 5% or more of the net assets available for benefits as of December 31 are as follows:

                                                               2000
                                                           -----------
       Washington Banking Company common stock            $  720,013


                                                               1999
                                                           -----------
       Washington Banking Company common stock            $  728,398
       Janus Worldwide Fund                                  456,062
       Safeco Small Company Fund                             163,742
       Safeco Growth Fund                                    579,946
       Safeco Northwest Fund                                 278,986
       Janus Fund                                            386,874
       Safeco Equity Fund                                    163,983

                                       7                             (continued)

                         WHIDBEY ISLAND BANK 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2000 and 1999


(7)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2000 and 1999:

                                                                                                    2000
                                                                                               -------------
      Net assets available for benefits per the financial statements                        $    3,210,247
      Sponsor contribution receivable                                                                 (540)
                                                                                               -------------
           Net assets available for benefits per the Form 5500                              $    3,209,707
                                                                                               =============

      Net increase in net assets available for benefits per the financial statements        $       81,743
      Sponsor contribution receivable                                                                 (540)
      Benefit claims payable - prior year                                                               65
                                                                                               -------------
           Net increase in net assets available for benefits per the Form 5500              $       81,268
                                                                                               =============


                                                                                                    1999
                                                                                               -------------

      Net assets available for benefits per the financial statements                        $    3,128,504
      Benefit claims payable                                                                           (65)
                                                                                               -------------
          Net assets available for benefits per the Form 5500                               $    3,128,439
                                                                                               =============

                                                                      Schedule 1

                         WHIDBEY ISLAND BANK 401(k) PLAN
         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2000


                                     Description of investment, including
 Identity of issue, borrower,         maturity date, rate of interest,
   lessor, or similar party         collateral, and par or maturity value       Current value
-------------------------------   -----------------------------------------   -----------------
*Washington Banking Company            Common Stock, 88,617 shares                $ 720,013
 Schwab Money Market Fund              Money Market Fund, 12,656 shares              12,656
*Safeco Money Market Fund              Money Market Fund, 119 shares                    119

*A party-in-interest, as defined by Section 3(14) of ERISA


                                                                      Schedule 2

                         WHIDBEY ISLAND BANK 401(k) PLAN
                  Schedule G, Part III - Nonexempt Transactions
                                December 31, 2000



                              Relation to Plan
        Identity of           employer or other              Description               Cost of
       party involved         party in interest             of transaction              asset
  -----------------------   ---------------------    -----------------------------   -----------
    Whidbey Island Bank         Plan sponsor           Failure to remit employer     $   540
                                                         matching contributions



During 2000, the Company failed to remit employer-matching contributions for three employees over the period from March 31, 2000 through June 30, 2000. An amount totaling $540 of matching contributions and interest will be subsequently credited to the participant's account.

EXHIBITS


23.1 Consent of Independent Accountants




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.








         Date:    June 28, 2001






                                               WHIDBEY ISLAND BANK 401 (k) PLAN





                                               By     /s/  Michal D. Cann

                                               Michal D. Cann, Trustee